UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-36353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan
515 Eastern Avenue
Allegan, MI 49010

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date	June 27, 2016	/s/ Judy L. Brown
Judy L. Brown
Executive Vice President, Business Operations and Chief Financial Officer
Perrigo Company plc

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Investment Committee of the
Perrigo Company Profit-Sharing and Investment Plan
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of the Perrigo Company Profit-Sharing and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Grand Rapids, Michigan
June 27, 2016

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31,	2015	2014

Investments, at fair value:
Mutual funds	$541,339,123	$538,429,795
Perrigo Company plc ordinary shares	80,447,288	89,596,418
Money market fund	42,497,707	46,556,799
Cash	147,776	154,159

Total investments, at fair value	664,431,894	674,737,171

Trades pending	(63,129)	(107,457)

Receivables:
Accrued income	7,407	52,587
Employer contributions	13,114,923	12,737,126
Notes receivable from participants	10,796,840	11,025,342
Employee contributions	994,755	189,340

Total receivables	24,913,925	24,004,395

Net assets available for benefits	$689,282,690	$698,634,109
See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Year ended December 31,	2015	2014

Additions
Contributions:
Participant	$30,751,602	$29,414,524
Employer	23,608,845	22,672,672
Interest from notes receivable from participants	458,344	435,324
Investment income (loss)	(11,453,777)	36,218,909
Total Additions	43,365,014	88,741,429
Deductions
Distribution of benefits to participants	52,420,760	46,057,969
Administrative fees	295,673	175,145
Total Deductions	52,716,433	46,233,114
Net Increase (Decrease)	(9,351,419)	42,508,315
Net Assets Available for Benefits, beginning of year	698,634,109	656,125,794
Net Assets Available for Benefits, end of year	$689,282,690	$698,634,109
See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

1.    Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan's provisions.

General

The Plan Sponsor is Perrigo Company plc (formerly known as Perrigo Company Limited, and prior thereto, Blisfont Limited) ("Perrigo"), which was incorporated under the laws of Ireland on June 28, 2013, and became the successor registrant of Perrigo Company on December 18, 2013 in connection with the consummation of the acquisition of Elan Corporation, plc. The Plan is a defined contribution plan in which substantially all U.S. employees of Perrigo Company, L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo New York, Inc., Perrigo Holland, Inc., PBM Holdings, Inc., Paddock Laboratories, LLC, CanAm Care, LLC and Sergeant's Pet Care Products, Inc. (collectively, the "Company" or "Employer") are eligible to participate. The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee's date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 4% of a participant's eligible compensation, as defined in the Plan document, and is invested in the MFS Global Total Return Fund. Automatic enrollment occurs 45 days after the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 10%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more than the 4% default contribution as well as choose their own investment elections offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Retirement Plan Committee (the "Committee").

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service ("IRS") limitations for the Plan year. The total IRS limit was $18,000 and $17,500 for the 2015 and 2014 Plan years, respectively. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional "catch up" contribution, not to exceed the IRS limit of $6,000 and $5,500 for the 2015 and 2014 Plan years, respectively. Participants may also make a Roth contribution on an after-tax basis.

The Company may match employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective immediately to new hires participating in the Plan. The Company has the right under the Plan to discontinue such contributions at any time.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nonelective contribution of 3% of an employee's eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of Perrigo. Employees are eligible as of their date of hire to receive these Employer profit-sharing contributions, which are deposited in the eligible employee's investment account after the end of each Plan year. The Employer profit-sharing contribution amounts approved for Plan years ended December 31, 2015 and 2014 were $12,480,529 and $12,380,241, respectively.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer matching, Employer discretionary and nonelective profit-sharing contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Currently, the Plan offers mutual funds, a money market fund, and Perrigo's ordinary shares as investment options for Plan participants. Participants elect which of these investment options meet their risk and return objectives.

Vesting

Amounts credited to a participant's investment account relating to participant contributions and Employer matching and profit-sharing contributions are 100% vested at all times.

Notes Receivable from Participants

Participants may borrow from their investment accounts, as defined in the Plan document, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral account and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 4.25% to 10.5% on outstanding loans at December 31, 2015. The loans are repaid ratably through payroll deductions. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to 10% federal income tax penalty, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a standard withdrawal, provided that the participant has reached 59 and one half years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, participants may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan, or postpone distributions until such time they are required.

Forfeitures

There were no forfeited non-vested amounts in Plan year 2015 or 2014.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses such as loan administration and some withdrawal fees are deducted directly from the participants' accounts.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Participants in the Plan invest in various investment securities. Investment securities, including Perrigo's ordinary shares, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Concentration of Investments

Investments at December 31, 2015 and 2014 included Perrigo ordinary shares amounting to $80,447,288 and $89,596,418, respectively. This investment represented approximately 12% and 13% of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of Perrigo’s ordinary shares would significantly affect the net assets available for benefits. The quoted market value of Perrigo's ordinary shares decreased by 13.4% from December 31, 2014 to December 31, 2015, and an additional 37.1% from January 1, 2016 to June 24, 2016.

Investment Valuation and Income Recognition

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investments are stated at fair value. See Note 4 for a discussion of fair value measurements.

Payment of Benefits

Distributions of benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Auditing Standards Update (ASU) 2015-12, Plan Accounting, reduces complexity in employee benefit plan financial reporting and disclosure requirements. Upon adoption of the standard, plans are no longer required to: measure fully benefit-responsive investment contracts at fair value, disaggregate investments by nature, risks and characteristics, and disclose individual investments that represent five percent or more of net assets available for benefits or disclose net appreciation or depreciation for investments by general type. This update is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. The management of the Plan Sponsor has elected to early adopt this ASU for the year ended December 31, 2015 and retrospectively applied it to all periods presented.  Other than the elimination of the above noted disclosures, the early adoption did not have a material impact on the financial statements.

3.    Assets in Trust Fund

Mercer Trust Company was the Plan's Trustee from January 1, 2014 to July 30, 2014. Effective July 31, 2014, Vanguard Fiduciary Trust Company ("Vanguard") became the Plan's Trustee. The Trustee manages the trust fund on behalf of the Plan. The Trustee has no discretionary investment authority over the investment options made available to participants under the Plan, including the investments in Perrigo's ordinary shares. Each participant is entitled to exercise voting rights attributable to the Perrigo ordinary shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.    Investments

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Mutual funds and money market fund: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan and are classified as Level 1 investments.

Perrigo Company plc ordinary shares: Valued at the closing price reported on the active market on which the security is traded and is classified as a Level 1 investment.

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between Level 1 and Level 2 investments during Plan years 2015 and 2014.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

The tables below set forth by level within the fair value hierarchy the Plan's investments.

	Fair Value Measurements

December 31, 2015	Level 1	Level 2	Level 3	Total

Mutual funds	$541,339,123	$—	$—	$541,339,123
Perrigo Company plc ordinary shares	80,447,288	—	—	80,447,288
Money market fund	42,497,707	—	—	42,497,707
Cash	147,776	—	—	147,776

Investments, at fair value	$664,431,894	$—	$—	$664,431,894

	Fair Value Measurements

December 31, 2014	Level 1	Level 2	Level 3	Total

Mutual funds	$538,429,795	$—	$—	$538,429,795
Perrigo Company plc ordinary shares	89,596,418	—	—	89,596,418
Money market fund	46,556,799	—	—	46,556,799
Cash	154,159	—	—	154,159

Investments, at fair value	$674,737,171	$—	$—	$674,737,171

5.    Related Party Transactions

The trustee of the Plan, Vanguard, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fees paid to Vanguard were $295,673 and $59,621 in 2015 and 2014, respectively. The Plan also invests in ordinary shares of Perrigo Company plc, the plan sponsor, therefore these transactions qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

6.    Plan Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.    Income Tax Status

The Plan obtained its latest determination letter on April 30, 2014, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year)

EIN: 38-2799573
Plan Number: 003

December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Money market fund
*	Vanguard Prime Money Market Fund	42,497,707	shares	**	$42,497,707

	Mutual funds
0	Baird Core Plus Bond Fund; Institutional Class	5,780,935	shares	**	62,723,146
	MFS Global Total Return Fund; Class R5	3,617,197	shares	**	55,668,665
	Harbor Capital Appreciation Fund; Institutional Class	996,082	shares	**	60,571,775
	PIMCO Global Bond Fund (Unhedged); Institutional Class	695,595	shares	**	6,099,356
	T. Rowe Price Equity Income Fund; Retail Class	1,648,878	shares	**	46,927,074
	JP Morgan Mid Cap Value Fund; Institutional Shares	333,314	shares	**	11,322,680
	Prudential Jennison Mid Cap Growth Fund; Class Q	1,117,403	shares	**	40,382,956
	Target Small Capitalization Value Portfolio; Class T	339,829	shares	**	5,579,988
	Neuberger & Berman Genesis Fund; Class R6	493,414	shares	**	25,183,857
	Harbor International Fund; Institutional Shares	575,519	shares	**	34,203,069
	Janus Triton Fund; Class N	1,327,850	shares	**	29,531,378
	Columbia Acorn International Fund; Class Z	250,894	shares	**	9,814,954
*	Vanguard Inflation-Protected Securities Fund; Inst'l Shares	714,152	shares	**	7,334,337
*	Vanguard Institutional Index Fund	362,970	shares	**	67,737,518
*	Vanguard Mid-Cap Index Fund; Institutional Shares	589,395	shares	**	19,361,631
*	Vanguard Small-Cap Index Fund; Institutional Shares	213,734	shares	**	11,338,608
*	Vanguard Total Bond Market Index Fund; Admiral Shares	1,068,150	shares	**	11,365,115
*	Vanguard Total International Stock Index Fund; Inst'l Shares	270,200	shares	**	26,193,219
	MFS Int'l Growth Fund; Class R5	387,439	shares	**	9,999,797
					541,339,123

	Cash	147,776		**	147,776

	Ordinary shares
*	Perrigo Company plc ordinary shares	555,959	shares	**	80,447,288
	Total investments				664,431,894

*	Participant loans***	4.25% - 10.5%		**	10,796,840

	Total				$675,228,734
* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.
*** Inclusive of outstanding deemed distributions.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit Number    Description

23    Consent of BDO USA, LLP